
                     As filed with the Securities and Exchange Commission on December 29, 2000
                                                    Registration Nos.: 333-________; 811-07549

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C.  20549

                                                              FORM N-4
                                       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          (X)
                                              PRE-EFFECTIVE AMENDMENT NO.                              (   )
                                              POST-EFFECTIVE AMENDMENT NO.                             (   )
                                                               and/or
                                             REGISTRATION STATEMENT UNDER THE INVESTMENT
                                                         COMPANY ACT OF 1940                          (...)
                                                      Amendment No.                                   ( X )
                                            (Check appropriate box or boxes)

                                                  VARIABLE ANNUITY-1 SERIES ACCOUNT
                                                     (Exact name of Registrant)
                                             GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                                                         (Name of Depositor)
                                                       8515 East Orchard Road
                                                  Greenwood Village, Colorado 80111
                                  (Address of Depositor's Principal Executive Offices)  (Zip Code)

                                         Depositor's Telephone Number, including Area Code:
                                                           (800) 537-2033

                                                         William T. McCallum
                                                President and Chief Executive Officer
                                             Great-West Life & Annuity Insurance Company
                                                       8515 East Orchard Road
                                                 Greenwood Village, Colorado  80111
                                               (Name and Address of Agent for Service)

                                                              Copy to:
                                                        James F. Jorden, Esq.
                                         Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                         1025 Thomas Jefferson Street, N.W., Suite 400 East
                                                    Washington, D.C.  20007-0805

         Approximate Date of Proposed Public Offering:        As soon as practicable after the registration
                                                              statement becomes effective.

         Title of securities being registered:                Flexible Premium Variable Annuity Contracts.

         It is proposed  that this filing  will  become  effective  (check appropriate   space)

                 Immediately  upon filing pursuant to paragraph (b) of Rule 485.
                 On , pursuant to paragraph (b) of Rule 485. 60 days after filing pursuant to paragraph (a)(1) of Rule 485. On , pursuant to paragraph (a)(1) of Rule 485.

         If appropriate, check the following:
                  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                              SUBJECT TO COMPLETION
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           Schwabsignature(TM) Annuity
                       A flexible premium variable annuity
                                 Distributed by
                           Charles Schwab & Co., Inc.
                                    Issued by
                   Great-West Life & Annuity Insurance Company
--------------------------------------------------------------------------------
Overview
This Prospectus describes the Schwabsignature Annuity (the "Contract")--a flexible premium variable annuity contract which allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. Great-West Life & Annuity Insurance Company (we, us, Great-West or GWL&A) presently issues the Contract either on a group basis or as individual contracts. Participation in a group contract will be accounted for by the issuance of a certificate showing an interest under the group contract. Both will be referred to as "Contract" throughout this Prospectus. The Contract is offered to: (a) Schwab Signature(TM) Services customers; and, (b) brokerage customers of Charles Schwab & Co., Inc. ("Schwab") that have entered into a contract to receive advisory services from independent investment advisors that have a contractual relationship with Schwab with respect to the provision of advisory services to such customers.

How to Invest
We refer to amounts you invest in the Contract as "Contributions." The minimum initial Contribution is:
o        $25,000

Additional  Contributions  can be made at any time  before  you begin  receiving
annuity  payments  or  taking  periodic  withdrawals.   The  minimum  subsequent
Contribution is:
o        $500 per Contribution
o        $100 per Contribution if made via Automatic Bank Draft Plan

Allocating Your Money
When you contribute money to the Schwabsignature Annuity, you can allocate it among the Sub-Accounts of the Variable Annuity-1 Series Account which invest in the following Portfolios:
o Alger American Balanced Portfolio
o Alger American Growth Portfolio
o Alliance Variable Product Series Growth & Income Portfolio
o Alliance Variable Product Series Growth  Portfolio
o Alliance  Variable Product Series Real Estate Investment  Portfolio
o American Century VP  International  Portfolio
o American Century VP Income and  Growth  Portfolio
o Berger  IPT-Growth  & Income  Fund
o Berger  IPT-Small  Company  Growth Fund
o Delaware  Group Premium Fund Small Cap Value  Series
o Deutsche  Asset  Management  VIT  EAFE(R)  Equity  Index Fund
o Deutsche Asset Management VIT Small Cap Index Fund
o Dreyfus Variable Investment Fund Small Cap Portfolio
o Dreyfus  Variable  Investment  Fund Growth and Income Portfolio
o Federated International Equity Fund II
o INVESCO VIF-High Yield Fund
o INVESCO VIF-Technology Fund
o J.P. Morgan Series Trust II Small Company Fund
o Janus Aspen Series  Worldwide  Growth  Portfolio
o Janus Aspen  Series  Flexible Income  Portfolio
o Kemper VA Series  Small Cap Growth  Portfolio
o Oppenheimer Global  Securities  Fund/VA
o PBHG Insurance Series Large Cap Growth Portfolio
o SAFECO  Resource  Series  Trust  Equity  Portfolio
o Schwab  MarketTrack  Growth Portfolio  II
o Schwab  Money  Market  Portfolio
o Schwab S&P 500  Portfolio
o Scudder VLI Fund Capital Growth Portfolio
o Strong VIF Mid-Cap Growth Fund II
o Strong VIF Opportunity Fund II

Sales and Surrender Charges
There are no sales, redemption, surrender or withdrawal charges under the Schwabsignature Annuity.

Right of Cancellation Period
After you receive your Contract, you can look it over free of obligation for at least 10 days or longer if required by your state law (in some states, up to 35 days for replacement policies), during which time you may cancel your Contract.

Payout Options
The Schwabsignature Annuity offers three payout options - - through periodic withdrawals, variable annuity payouts or in a single, lump-sum payment. The Contracts are not deposits of, or guaranteed or endorsed by, any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

For account information, please contact:

     Annuity Service Center
     P.O. Box 7666
     San Francisco, California  94120-7666
     888-650-5938

This Prospectus presents important information you should review before purchasing the Schwabsignature Annuity. Please read it carefully and keep it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated , 2001 (as may be amended from time to time), and filed with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus and is legally a part of this Prospectus. The table of contents for the Statement of Additional Information may be found on Page of this Prospectus. You may obtain a copy without charge by contacting the Annuity Service Center at the above address or phone number. Or, you can obtain it by visiting the Securities and Exchange Commission's web site at www.sec.gov. This web site also contains other information about us that has been filed electronically.

--------------------------------------------------------------------------------
Table of Contents

Definitions................................................
Summary....................................................
   How to contact Schwab...................................
Fee Table..................................................
Portfolio Annual Expenses..................................
Fee Examples...............................................
Condensed Financial Information............................
Great-West Life & Annuity Insurance
Company....................................................
The Series Account.........................................
The Portfolios.............................................
   Meeting Investment Objectives...........................
   Where to Find More Information About the
   Portfolios..............................................
   Addition, Deletion or Substitution......................
Application and Initial Contributions......................
Right of Cancellation Period...............................
Subsequent Contributions...................................
Annuity Account Value......................................
Transfers..................................................
   Possible Restrictions...................................
   Automatic Custom Transfers..............................
Cash Withdrawals...........................................
   Withdrawals to Pay Investment Manager or
   Financial Advisor Fees..................................
   Tax Consequences of Withdrawals.........................
Telephone and Internet Transactions........................
Death Benefit..............................................
   Beneficiary.............................................
   Distribution of Death Benefit...........................
Charges and Deductions.....................................
   Mortality and Expense Risk Charge.......................
   Expenses of the Portfolios..............................
   Premium Tax.............................................
   Other Taxes.............................................
Payout Options.............................................
   Periodic Withdrawals....................................
   Annuity Payouts.........................................
Seek Tax Advice............................................
Federal Tax Matters........................................
   Taxation of Annuities...................................
Assignments or Pledges.....................................
Performance Data...........................................
   Money Market Yield......................................
   Average Annual Total Return.............................
Distribution of the Contracts..............................
Voting Rights..............................................
Rights Reserved by Great-West..............................
Legal Proceedings..........................................
Legal Matters..............................................
Experts....................................................
Appendix A--Net Investment Factor...........................

--------------------------------------------------------------------------------
Definitions
1035 Exchange--A provision of the Internal Revenue Code of 1986, as amended (the "Code"), that allows for the tax-free exchange of certain types of insurance contracts.

Accumulation Period--The time period between the Effective Date and the Annuity Commencement Date. During this period, you're contributing to the annuity.

Annuitant--The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the primary Annuitant. Annuity Account--An account established by us in your name that reflects all account activity under your Contract. Annuity Account Value--The sum of the value of each Sub-Account you have selected.

Annuity Commencement Date--The date annuity payouts begin.

Annuity Payout Period--The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Service Center--P.O. Box 7666, San Francisco, CA 94120-7666. The toll-free telephone number is 1-888-560-5938. The Annuity Service Center may also be contacted via the Internet at: http/www.schwab.com.

Annuity Unit--An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Bank Draft Plan--A feature which allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary--The person(s) designated to receive any Death Benefit under the terms of the Contract.

Contingent Annuitant--The person you may name in the application who becomes the Annuitant when the primary Annuitant dies. The Contingent Annuitant must be designated before the death of the primary Annuitant.

Contingent Beneficiary--The person designated to become the Beneficiary when the primary Beneficiary dies.

Contributions--The amount of money you invest or deposit into your annuity.


Death Benefit--The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Distribution Period--The period starting with your Payout Commencement Date.

--------------------------------------------------------------------------------
Schwabsignature Annuity Structure

[Object omitted]

Your Annuity Account
        |
        |
Variable Account
Contains the money you contribute to variable
investment options (the Sub-Accounts)
        |
        |
Sub-Accounts
Shares of the Portfoliosa re held in Sub-Accounts.
There is one Sub-Account for each Portfolio
        |
        |
Portfolios

--------------------------------------------------------------------------------

Effective Date--The date on which the first Contribution is credited to your Annuity Account.

Owner (Joint Owner) or You--The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date--The date on which annuity payouts or periodic withdrawals begin under a payout option. If you do not indicate a Payout
Commencement Date on your application, annuity payouts will begin on the Annuitant's 91st birthday.

Portfolio--A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax--A tax charged by a state or other governmental authority. Varying by state, the current range of Premium Taxes is 0% to 3.5% and may be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing.

Request--Any written, telephoned, electronic or computerized instruction in a form satisfactory to Great-West and Schwab received at the Annuity Service Center (or other annuity service center subsequently named) from you, your designee (as specified in a form acceptable to Great-West and Schwab) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by GWL&A before it was processed.

Series Account--The segregated asset account established by Great-West under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Series Account is also referred to as the separate account.

Sub-Account--A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value--Your Annuity Account Value on the Transaction Date of the surrender, less Premium Tax, if any.

Transaction Date--The date on which any Contribution or Request from you will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer--Moving money from and among the Sub-Account(s).

--------------------------------------------------------------------------------
Summary

The Schwabsignature Annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options (the Sub-Accounts). The performance of your Annuity Account Value will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the Sub-Accounts you select, your Annuity Account Value could be less than the total amount of your Contributions.

You may purchase the Schwabsignature Annuity through a 1035 Exchange from another insurance contract. However, in no event, may you purchase the Contract for purposes of funding any Individual Retirement Accounts you may have established.

--------------------------------------------------------------------------------
How to contact the Annuity Service Center:

Annuity Service Center
P.O. Box 7666
San Francisco, CA 94120-7666
888-560-5938
http/www.schwab.com
--------------------------------------------------------------------------------

Your initial Contribution must be at least $25,000. Subsequent Contributions must be either $500; or $100 if made through an Automatic Bank Draft Plan.

The money you contribute to the Contract will be invested at your direction, except that in some states during your "right of cancellation period" your payment will be allocated to the Schwab Money Market Sub-Account. The duration of your right of cancellation period depends on your state law and is generally 10 days after you receive your Contract. Allocations during the right of cancellation period are described in more detail on Page of this Prospectus.

Prior to the Payout Commencement Date, you can withdraw all or a part of your Annuity Account Value. There are no surrender or withdrawal charges. Certain withdrawals will normally be subject to federal income tax and may also be subject to a federal penalty tax. You may also pay a Premium Tax upon a withdrawal.

When you're ready to start taking money out of your Contract, you can select from a variety of payout options, including a lump sum payment or variable annuity payouts as well as periodic payouts.

If the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary you select. If the Owner dies before the entire value of the Contract is distributed, the remaining value will be distributed according to the rules outlined in the "Death Benefit" section on Page .

The amount distributed to your Beneficiary will depend on the Death Benefit option you select. We offer two options. Option 1 provides for the payment of your Annuity Account Value minus any Premium Tax. Option 2 provides for the payment of the greater of (1) your Annuity Account Value, minus any Premium Tax and (2) the sum of all Contributions minus any withdrawals you have made and minus any Premium Tax. We do not impose a charge for Death Benefit option 1 but we do for Death Benefit option 2.

We deduct a Mortality and Expense Risk Charge from your Sub-Accounts at the end of each daily valuation period. This charge is equal to an effective annual rate of 0.65% of the value of the net assets in your Sub-Accounts if you have selected Death Benefit option 1. If you choose Death Benefit option 2, this charge will be 0.70%. Each Portfolio assesses a charge for management fees and other expenses. These fees and expenses are detailed in this Prospectus.

You may cancel your Contract during the right of cancellation period by sending it to the Annuity Service Center or to the representative from whom you purchased it. If you are replacing an existing insurance contract with the Contract, the right of cancellation period may be extended based on your state of residence. The right of cancellation period is described in more detail on Page of this Prospectus.

This summary highlights some of the more significant aspects of the Schwabsignature Annuity. You'll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference.

--------------------------------------------------------------------------------
Fee Table
The purpose of the tables and the examples that follow is to help you understand the various costs and expenses that you will bear directly or indirectly when investing in the Contract. The tables and examples reflect the highest level of expenses related to the Sub-Accounts as well as of the Portfolios. In addition to the expenses listed below, Premium Tax, if applicable, may be imposed.

Contract Owner Transaction Expenses

Sales load                                                None
Surrender fee                                             None
Annual Contract Maintenance Charge                        None
Transfer Fee                                              None


Separate  Account Annual  Expenses
(as a percentage of average  Annuity  Account Value)

Mortality and expense risk charge with Death Benefit
     option 2                                             0.70%1
Administrative expense charge                             0.00%
Other fees and expenses of the Variable Account           0.00%
Total Separate Account Annual Expenses                    0.70%




--------------------
1If you select Death Benefit option 1, your mortality and expense risk charge will be 0.65%.
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Portfolio Annual Expenses
                                                   Portfolio Annual Expenses
  (as a percentage of Portfolio average net assets, before and after fee waivers and expense reimbursements as of December 31,
                                                             2000)
Portfolio                                      Management    Other        12b-1 fees      Total        Total Fee        Total
                                                  fees        expenses                  Portfolio       Waivers       Portfolio
                                                                                        Expenses                      expenses
                                                                                       before fee                     after fee
                                                                                         waivers                       waivers

Alger American Balanced

Alger American Growth

Alliance VP Growth & Income

Alliance VP Growth

Alliance VP Real Estate Investment

American Century VP International

American Century VP Income and Growth

                                                                        [TO BE COMPLETED BY AMENDMENT]
Berger IPT-Small Company Growth

Berger IPT-Growth & Income

Delaware Premium Small Cap Value Series

Deutsche  Asset  Management VIT EAFE(R) Equity
Index

Deutsche  Asset  Management  VIT  Small  Cap
Index

Dreyfus  Variable   Investment  Fund:  Small
Cap Portfolio

Dreyfus Variable Investment Fund: Growth and Income Portfolio

Federated International Equity II

INVESCO VIF-High Yield

INVESCO VIF- Technology

J.P. Morgan Small Company

Janus Aspen Worldwide Growth

Janus Aspen Flexible Income
Kemper Small Cap Growth

Oppenheimer Global Securities

SAFECO RST Equity

Schwab MarketTrack Growth II

Schwab Money Market

Schwab S&P 500

Scudder   Variable  Life   Investment   Fund
Capital Growth

Strong Mid Cap Growth II

Strong Opportunity II
-------------------------------------------------------------------------------------------------------------------

Fee Examples1
If you retain, annuitize or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets. These examples assume that no Premium Taxes have been assessed and are based on total Portfolio expenses after taking fee waivers and reimbursements into account.



PORTFOLIO                                                        1 year               3 years            5 years        10 years
Alger American Balanced

Alger American Growth

Alliance VP Growth & Income

Alliance VP Growth

Alliance VP Real Estate Investment

American Century VP International

American Century VP Income and Growth


Berger IPT-Small Company Growth

Berger IPT-Growth & Income

Delaware Premium Small Cap Value Series

Deutsche Asset Management VIT EAFE(R) Equity Index

Deutsche Asset Management VIT  Small Cap Index

Dreyfus Variable Investment Fund Small Cap

Dreyfus Variable Investment Fund Growth and Income

Federated International Equity II
                                                                            [TO BE COMPLETED BY AMENDMENT]
INVESCO VIF-High Yield

INVESCO VIF-Technology

J.P. Morgan Small Company

Janus Aspen Worldwide Growth

Janus Aspen Flexible Income

Kemper Small Cap Growth

Oppenheimer Global Securities

PBHG Large Cap Growth

SAFECO RST Equity

Schwab MarketTrack Growth II

Schwab Money Market

Schwab S&P 500

Scudder Variable Life Investment Fund Capital Growth

Strong Mid Cap Growth II

Strong Opportunity II
--------------------

1The Portfolio Annual Expenses and these examples are based on data provided by the Portfolios. Neither Great-West nor Schwab have reason to doubt the accuracy or completeness of that data, but neither Great-West nor Schwab have verified the Portfolios' figures. In preparing the Portfolio Expense table and the Examples above, Great-West has relied on the figures provided by the Portfolios.

These examples, including the assumed rate of return, should not be considered representations of future performance or past or future expenses. Actual expenses paid or performance achieved may be greater or less than those shown, subject to the guarantees in the Contract.

--------------------------------------------------------------------------------
Condensed Financial Information
Because the Contracts are new, we have no condensed Sub-Account financial information to report. In the future we will provide a table that shows selected information concerning accumulation units for each Sub-Account. An accumulation unit is the unit of measure that we use to calculate the value of your interest in a Sub-Account. The accumulation unit values reflect the deduction of the only charge we impose under the Contract, the Mortality and Expense Risk Charge. Even though the Contracts are new, we have included the Series Account's financial statements in the Statement of Additional Information because certain of the Sub-Accounts available under the Contract were created before we first offered the Contract to fund other of our insurance products.

--------------------------------------------------------------------------------
Great-West Life & Annuity Insurance Company
Great-West is a stock life insurance company that was originally organized under the laws of the state of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to
Insuramerica Corporation prior to changing to our current name in 1982. In September of 1990, we re-domesticated under the laws of the state of Colorado.

We are authorized to do business in 49 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands and Guam.

The Series Account
We established the Variable Annuity-1 Series Account in accordance with Colorado laws on July 24, 1995.

The Series Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts and other of our variable insurance products participating in the Series Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those Contracts and other products are, however, our general corporate obligations.

The Series Account is divided into Sub-Accounts, of which are available under your Contract. Each Sub-Account invests exclusively in shares of a corresponding investment Portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.

We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

--------------------------------------------------------------------------------
The Portfolios
The Contract offers a number of Portfolios, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current Prospectuses for the Portfolios (the "Portfolio Prospectuses"). The Portfolio Prospectuses should be read in connection with this Prospectus. You may obtain a copy of the Portfolio Prospectuses without charge by request.

Each Portfolio:
o        holds its assets separate from the assets of the other Portfolios,
o        has its own distinct investment objectives and policies, and
o        operates as a separate investment fund

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers which manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ substantially. The investment objectives of the Portfolios are briefly described below:

The Alger American Fund--advised by Fred Alger Management, Inc. of New York, New York.

Alger American Balanced Portfolio seeks current income and long-term capital appreciation. The portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation. Ordinarily, at least 25% of the portfolio's net assets are invested in fixed-income securities.

Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alliance Variable Products Series Fund, Inc.--advised by Alliance Capital Management, L.P., New York, New York.

Alliance VP Growth & Income seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. The Portfolio may also invest in fixed-income and convertible securities and in securities of foreign issuers.

Alliance VP Growth seeks to provide long-term growth of capital. Current income is only an incidental consideration. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks and whose long-term growth rates are expected to exceed that of the U.S. economy over time. The Portfolio emphasizes investments in large- and mid-cap companies. The Portfolio may also invest up to 25% of its total assets in lower-rated fixed-income securities (commonly referred to as "junk bonds") and convertible bonds, and generally up to 15% of its total assets in foreign securities.

Alliance VP Real Estate Investment seeks a total return on its assets from long-term growth of capital and from income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry. The Portfolio invests primarily in equity securities of real estate investment trusts or "REITs" and other real estate industry companies that are believed to have strong property fundamentals and management teams.

American  Century  Variable   Portfolios,   Inc.--advised  by  American  Century
Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.

American Century VP International seeks capital growth by investing primarily in equity securities of foreign companies. The Fund invests primarily in securities of issuers in developed countries.

American  Century VP Income and Growth  seeks  capital  growth by  investing  in common stocks. Income is a secondary objective. In selecting stocks for VP Income & Growth, the fund managers select primarily from the largest 1,500 publicly traded U.S. companies.

Berger Institutional Products Trust--advised by Berger LLC of Denver, Colorado.

Berger IPT-Small Company Growth Fund seeks capital appreciation by investing primarily in the common stocks of small companies with the potential for rapid earnings growth. Under normal circumstances, the Fund invests at least 65% of its assets in equity securities whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000 Index. This average is updated monthly.

Berger IPT-Growth and Income Fund seeks capital appreciation with a secondary goal of investing in securities that produce current income. The Fund invests primarily in the securities of well-established, growing companies with a focus on common stocks, convertible securities and preferred stocks of companies that have demonstrated a pattern of growth and stability and are also expected to provide current income.

Delaware  Group  Premium  Fund--   advised  by  Delaware   Management   Company,
Philadelphia, Pennsylvania.

Delaware Premium Small Cap Value seeks capital appreciation by investing primarily in small U.S. company stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Under normal conditions, at least 65% of the Portfolio's net assets will be invested in the common stocks of companies with a market capitalization generally less than $1.5 billion at the time of purchase.

The Deutsche Asset Management VIT Funds --- advised by Bankers Trust Company of New York, New York.

Deutsche Asset Management VIT Small Cap Index seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index. The Russell 2000 Index emphasizes stocks of small U.S. companies and is a widely accepted benchmark of small-company stock performance.

Deutsche Asset Management VIT EAFE(R) Equity Index seeks to match, as closely as possible, before expenses, the performance of the Morgan Stanley Capital International EAFE(R) Index. The EAFE Index emphasizes stocks of companies in major markets in Europe, Australia, and the Far East and is a widely accepted benchmark of international stock performance.

Dreyfus Variable Investment Fund--advised by The Dreyfus Corporation of New York, New York.

Dreyfus Variable Investment Fund Small Cap Portfolio seeks to maximize capital appreciation. To pursue this goal, the portfolio generally invests at least 65% of its assets in the common stock of U.S. and foreign companies with a focus on small-cap companies with total market values of less than $1.5 billion.

Dreyfus Variable Investment Fund Growth and Income Portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue this goal, it invests in stocks, bonds and money market instruments of domestic and foreign issuers.

Federated  Insurance   Series--advised  by  Federated  Advisers  of  Pittsburgh,
Pennsylvania.

Federated International Fund II seeks to obtain a total return on its assets by investing primarily in equity securities of companies based outside the United States.

INVESCO Variable Investment Funds, Inc.--advised by INVESCO Funds Group, Denver, Colorado.

INVESCO VIF-High Yield Fund seeks a high level of current income. It invests substantially all of its assets in lower-rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. Although these securities carry with them higher risks, they generally provide higher yields - and therefore higher income - than higher-rated debt

INVESCO VIF-Technology Fund seeks capital appreciation. The fund invests primarily in equity securities of companies engaged in technology-related industries. These include, but are not limited to, communications, computers, video, electronics, oceanography, office and factory automation, and robotics. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. The Fund's investments are diversified across the technology sector. However, because the investments are limited to a comparatively narrow segment of the economy, the Fund's investments are not as diversified as most mutual funds, and far less diversified than the broad securities markets. This means that the Fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tends to go up and down more rapidly. As a result, the value of a Fund share may rise or fall rapidly.

J.P. Morgan Series Trust II--advised by J.P. Morgan Investment Management, Inc. of New York, New York.

J.P. Morgan Small Company Portfolio seeks to provide high total return from a portfolio of small company stocks. The portfolio invests primarily in small and medium sized U.S. companies whose market capitalizations are greater than $100 million and less than $2 billion, typically represented by the Russell 2000 Index.

Janus Aspen Series--advised by Janus Capital Corporation of Denver, Colorado.

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the U.S.

Janus Aspen Flexible Income Portfolio seeks to obtain maximum total return, consistent with preservation of capital. The Portfolio invests in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock. The Portfolio will invest at least 80% of its assets in income-producing securities and may own an unlimited amount of high-yield/high-risk fixed income securities, commonly referred to as "junk bonds," and these securities may be a big part of the Portfolio.

Oppenheimer Global Securities Fund/VA--advised by Oppenheimer Funds, Inc. of New York, New York.

Oppenheimer Global Securities Fund seeks long term capital appreciation by investing a substantial portion of assets in securities of foreign issues, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PBHG Insurance Series Fund, Inc.--advised by Pilgrim Baxter & Associates, Ltd., of Wayne, Pennsylvania.

PGHG Large Company Growth seeks to provide investors with long-term growth of capital. Under normal conditions, the Portfolio invests at least 65% of its total assets in growth securities, such as common stocks, of large capitalization companies. These companies generally have market capitalizations over $1 billion.

SAFECO Resource Series Trust--advised by SAFECO Asset Management Company of Seattle, Washington.

SAFECO RST Equity Portfolio seeks growth of capital and the increased income that ordinarily follows from such growth. The Portfolio invests primarily in common stocks selected for appreciation potential.

Schwab Annuity Portfolios--advised by Charles Schwab Investment Management, Inc. of San Francisco, California.

Schwab Money Market Portfolio seeks the highest current income consistent with liquidity and stability of capital. This Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

Schwab MarketTrack Growth Portfolio II seeks to provide high capital growth with less volatility than an all stock portfolio by investing in a mix of stocks, bonds, and cash equivalents either directly or through investment in other mutual funds.

Schwab  S&P 500  Portfolio  seeks to track the price  and  dividend  performance
(total return) of common stocks of U.S. companies, as represented in the Standard & Poor's Composite Index of 500 stocks.

Scudder Variable Life Investment Fund--advised by Scudder Kemper Investments, Inc. of New York, New York.

Scudder Variable Life Investment Fund Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program. The Portfolio invests at least 65% of total assets in common stock of U.S. companies. Although the Portfolio can invest in companies of any size, it generally focuses on established companies with market values of $2 billion or more.

Scudder Kemper Variable Series-- advised by Scudder Kemper Investments, Inc. of New York, New York

Kemper Small Cap Growth Portfolio seeks maximum appreciation of investors' capital. The portfolio normally invests at least 65% of total assets in small capitalization stocks similar in size to those comprising the Russell 2000 Index.

The Strong Mid Cap Growth Fund II--advised by Strong Capital Management, Inc. of Milwaukee, Wisconsin.

Strong Mid Cap Growth Fund II seeks capital growth. The Fund invests, under normal market conditions, at least 65% of its assets in stocks of medium-capitalization companies that the Fund's managers believe have favorable prospectus for accelerating growth of earnings and capital appreciation. The Fund defines "medium-capitalization companies" as those companies with a market capitalization substantially similar to that of companies in the S&P MidCap 400 Index at the time of investment.

The Strong Opportunity Fund II--advised by Strong Capital Management, Inc. of Milwaukee, Wisconsin.

Strong Opportunity Fund II seeks capital growth. The Fund invests primarily in stocks of medium-capitalization companies that the Fund's manager believes are underpriced, yet have attractive growth prospects. To a limited extent, the Fund may also invest in foreign securities.

Meeting Investment Objectives
Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios
Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current Portfolio Prospectuses, which can be obtained from the Annuity Service Center.

The Portfolios' Prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.

Addition, Deletion or Substitution
Great-West does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments. Currently, Schwab must approve certain changes.

Great-West and Schwab reserve the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio's shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are  contributing to a Sub-Account  corresponding  to a Portfolio that is
being  discontinued,   you  will  be  given  notice  prior  to  the  Portfolio's
elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. Before a Sub-Account is eliminated, we will notify you and request that you re-allocate the amounts invested in the Sub-Account to be eliminated.

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Application and Initial Contributions
The first step to purchasing the Schwabsignature Annuity is to complete your Contract application and submit it with your initial minimum Contribution of $25,000. Initial Contributions can be made by check (payable to GWL&A) or transferred from a Schwab brokerage account. You also may purchase the Contract through a 1035 Exchange provided that the contract you are exchanging for the Schwabsignature Annuity has a cash value of at least $25,000.

Initial contributions made by check should be sent to GWL&A, P.O. Box xxxx, Leesburg, Virginia xxxxx.

If your application is complete, your Contract will be issued and your Contribution will be credited within two business days after receipt at the Annuity Service Center. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

If your application is incomplete, the Annuity Service Center will complete the application from information Schwab has on file or contact you by telephone to obtain the required information. If the information necessary to complete your application is not received within five business days, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.

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Right of Cancellation Period
During the right of cancellation period (ten-days or longer where required by law), you may cancel your Contract. If you exercise your right of cancellation, you must return the Contract to the Annuity Service Center or to the representative from whom you purchased it.

Generally, Contributions will be allocated to the Sub-Accounts you selected on the application, effective upon the Effective Date. During the right of cancellation period, you may change your Sub-Account allocations as well as your allocation percentages.

Contracts returned during the right of cancellation period will be void from the date we issued the Contract. In most states, we will refund your current Annuity Account Value. This amount may be higher or lower than your Contributions, which means you bear the investment risk during the right of cancellation period.

Certain states require that we return the greater of your Annuity Account Value (less any surrenders, withdrawals, and distributions already received) or the amount of Contributions received. In those states, all Contributions will be processed as follows:
o Amounts you specify to be allocated to one or more of the Sub-Accounts will first be allocated to the Schwab Money Market Sub-Account.

o Five days after the end of the right of cancellation period, the Annuity Account Value held in the Schwab Money Market Sub-Account will be allocated to the Sub-Accounts you selected on the application.

Amounts contributed from a 1035 exchange of the Schwab Select Annuity Contract will be immediately allocated to the Sub-Accounts you have selected. If the Contract is returned, it will be void from the start. In many states, we will refund your the Annuity Account Value (less any surrenders, withdrawals, and distributions already received) effective as of the Transaction Date the Contract is returned and received by us. This amount may be an amount that is higher or lower than your Contribution from the Schwab Select Annuity Contract which means that you bear the investment risk during the right of cancellation period. Certain states will require that we return the greater of: (a) Contributions received, or (b) the Annuity Account Value (less any surrenders, withdrawals, and distributions already received) effective as of the Transaction Date the Contract is returned and received by us.
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Subsequent Contributions
Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500; or $100 if made via an Automatic Bank Draft Plan. Total Contributions may exceed $1,000,000 only with our prior approval.

Subsequent Contributions can be made by check or via an Automatic Bank Draft Plan directly from your bank or savings account. You can designate the date you'd like your subsequent Contributions deducted from your account each month. If you make subsequent Contributions by check, your check should be payable to GWL&A.

You'll receive a confirmation of each Contribution you make upon its acceptance.

If you cancel a purchase payment or if your check is returned due to insufficient funds, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. We reserve the right to refrain from allocating Contributions to your selected Sub-Accounts until we are notified by your bank that your check has cleared.

Great-West reserves the right to modify the limitations set forth in this section.

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Annuity Account Value
Before the date annuity payouts begin, the value of your Contract is the Annuity Account Value, which, before your Annuity Commencement Date, is the total dollar amount of all accumulation units credited to you for each Sub-Account. Initially, the value of each accumulation unit was set at $10.00.

Each Sub-Account's value prior to the Payout Commencement Date is equal to:

o        net Contributions allocated to the corresponding Sub-Account,
o plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,
o        minus the daily mortality and expense  risk charge,  and
o        minus any  withdrawals  or  Transfers  from the Sub-Account.

The value of a Sub-Account's assets is determined at the end of each day that the New York Stock Exchange is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each valuation date and ends at the close of the New York Stock Exchange on the next succeeding valuation date.

The  Annuity  Account  Value is  expected  to change  from  valuation  period to
valuation  period,   reflecting  the  investment   experience  of  the  selected
Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Contributions to a Sub-Account you will be credited with variable accumulation units in that Sub-Account. The number of accumulation units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an accumulation unit. The value of the accumulation unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account's accumulation unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account's Net Investment Factor for the valuation period. The formula used to calculate the Net Investment Factor is discussed in Appendix A.

Unlike a brokerage account, amounts held under a Contract are not covered by the Securities Investor Protection Corporation ("SIPC").

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Transfers
At any time while your Contract is in force, you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts by telephone, by sending a Request to the Annuity Service Center, or through the Internet at www.schwab.com.

Your Request must specify:
o        the amounts being Transferred,
o        the Sub-Account(s) from which the Transfer is to be made, and
o        the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future.

A Transfer generally will be effective on the date the Request for Transfer is received by the Annuity Service Center if received before 4:00 p.m. Eastern time. Under current tax law, there will not be any tax liability to you if you make a Transfer.

Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of accumulation units having a total value equal to the dollar amount being transferred. The purchase and/or cancellation of such units is made using the value of the Sub-Accounts as of the end of the valuation date on which the Transfer is effective.

Possible Restrictions
We  reserve  the right  without  prior  notice to modify,  restrict,  suspend or
eliminate  the  Transfer   privileges   (including   telephone  and/or  Internet
Transfers) at any time.

For example, Transfer restrictions may be necessary to protect all Owners from the negative effect large and/or numerous Transfers can have on portfolio management. Moving significant amounts from one Sub-Account to another may prevent the underlying Portfolio from taking advantage of long-term investment opportunities because the Portfolio must maintain enough cash to cover the cancellation of accumulation units that results from a Transfer out of a Sub-Account. Moving large amounts of money may also cause a substantial increase in Portfolio transaction costs which must be indirectly borne by you.

As a result, we reserve the right to require that all Transfer requests be made by you and not by your designee and to require that each Transfer request be made by a separate communication to us. We also reserve the right to require that each Transfer request be submitted in writing and be signed by you. Transfers among the Sub-Accounts may also be subject to such terms and conditions as may be imposed by the Portfolios.

At present, we do not impose minimums on amounts that must be transferred. However, we reserve the right to impose, from time to time, minimum dollar amounts that may be transferred from a Sub-Account.

We also reserve the right to impose, from time to time, minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer from that Sub-Account. At present, we do not impose any such minimums.

Automatic Custom Transfers
Dollar Cost Averaging
You may arrange for systematic Transfers from any Sub-Account to any other Sub-Account. These systematic Transfers may be used to Transfer values from the Schwab Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the Contract.

Dollar cost averaging Transfers must meet the following conditions:

o The minimum amount that can be Transferred out of the selected Sub-Account is $100.
o You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percent of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The accumulation unit values will be determined on the Transfer date.

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How dollar cost averaging works:

                          Units      Price
  Month    Contribution Purchased  per unit
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Jan.        $250      10         $25.00
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Feb.         250      12           20.83
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Mar.         250      20           12.50
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Apr.         250      20           12.50
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  May          250      15           16.67
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  June         250      12           20.83
  -------- ------------ ---------- ---------
  Average market value per unit $18.06
  Investor's average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.
--------------------------------------------------------------------------------

You may not participate in dollar cost averaging and rebalancer at the same time.

Great-West reserves the right to modify, suspend or terminate dollar cost averaging at any time.

Rebalancer
Over time, variations in each Sub-Account's investment results will change your asset allocation plan percentages. Rebalancer allows you to automatically reallocate your Annuity Account Value to maintain your desired asset allocation. Participation in Rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

You can set up rebalancer as a one-time Transfer or on a quarterly, semi-annual or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the request.

If you select to rebalance on a quarterly, semi-annual or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

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How rebalancer works:

Suppose you purchased your annuity and you decided to allocate 60% of your initial contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:

[GRAPHIC OMITTED]


Stocks                        60%
     Large Company  30%
     Small Company  15%
     International  15%

Bonds                         30%
Cash                          10%

Now assume that stock portfolios outperform bond portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

[GRAPHIC OMITTED]


Stocks                        75%
     Large Company  35%
     Small Company  20%
     International  20%

Bonds                         20%
Cash                           5%

Rebalancer automatically reallocates your Annuity Account Value to maintain your desired account allocation. In this example, the portfolio would be re-allocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.
--------------------------------------------------------------------------------

On the Transaction Date for the specified request, assets will be automatically reallocated to the Sub-Accounts you selected. The rebalancer option will terminate automatically when you start taking payouts from the Contract.

Rebalancer Transfers must meet the following conditions: o Your entire Annuity Account Value must be included.

o You must specify the percentage of your Annuity Account Value you'd like allocated to each Sub-Account and the frequency of rebalancing. You may modify the allocations or stop the rebalancer option at any time.
o You may not participate in dollar cost averaging and rebalancer at the same time.

Great-West reserves the right to modify, suspend, or terminate the rebalancer option at any time.

--------------------------------------------------------------------------------
Cash Withdrawals
You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payouts begin by submitting a written withdrawal request to the Annuity Service Center. Withdrawals are subject to the rules below and federal or state laws, rules or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, less any applicable Premium Tax. No withdrawals may be made after the date annuity payouts begin.

If you request a partial withdrawal, your Annuity Account Value will be reduced by the dollar amount withdrawn.

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) from which the withdrawal is to be made. After any partial withdrawal, if your remaining Annuity Account Value is less than $2,000, then a full surrender may be required. The minimum partial withdrawal is $500.

The following terms apply to withdrawals:
o Partial withdrawals or surrenders are not permitted after the date annuity payouts begin. o A partial withdrawal or a surrender will be effective upon the Transaction Date.

Withdrawal requests must be in writing with your original signature. If your instructions are not clear, your request will be denied and no surrender or partial withdrawal will be processed.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

Withdrawals to Pay Investment Manager or Financial Advisor Fees
You may request partial withdrawals from your Annuity Account Value and direct us to remit the amount withdrawn directly to your designated Investment Manager or Financial Advisor (collectively "Consultant"). A withdrawal request for this purpose must meet the $500 minimum withdrawal requirements and comply with all terms and conditions applicable to partial withdrawals, as described above. Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account to pay Consultant fees.

Tax Consequences of Withdrawals
Withdrawals made for any purpose may be taxable--including payments made by us directly to your Consultant.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the IRS. If you request partial withdrawals to pay Consultant fees, your Annuity Account Value will be reduced by the sum of the fees paid to the Consultant and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59 1/2, the taxable portion of any withdrawal is generally considered to be an early withdrawal and is subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see "Federal Tax Matters" on Page .

--------------------------------------------------------------------------------
Telephone and Internet Transactions
You may make Transfer requests by telephone, fax and/or by Internet. Transfer requests received before 4:00 p.m. Eastern time will be made on that day at that day's unit value. Those received after 4:00 p.m. Eastern time will be made on the next business day we and the NYSE are open for business, at that day's unit value.

We will use reasonable procedures to confirm that instructions communicated by telephone or Internet are genuine, such as: o requiring some form of personal identification prior to acting on instructions, o providing written confirmation of the transaction and/or o tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. Withdrawals are not permitted by telephone; however partial withdrawal Requests in the amount of $25,000 or less may be requested by Internet. All Requests for full surrenders must be in writing.

--------------------------------------------------------------------------------
Death Benefit
At the time you apply to purchase the Contract, you select one of the two Death Benefit options we offer. We pay the Death Benefit to the Beneficiary if the Owner (or, if the Owner is not the Annuitant, then the Annuitant) dies before the Annuity Commencement Date. If you have selected Death Benefit option 1, the amount of the Death Benefit will be the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax. If you have selected Death Benefit option 2, the amount of the Death Benefit will be the greater of:

o the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax; and

o the sum of all Contributions, minus partial withdrawals and/or periodic withdrawals and minus any Premium Tax.

The difference between the two Death Benefit options we offer is that Death Benefit option 2 provides for the return of Contributions (minus any cash you have withdrawn from the Contract and minus any Premium Tax) in the event that amount is greater than the Annuity Account Value (minus any Premium Tax). This could happen, for example, if the Death Benefit becomes payable soon after the Contract is purchased (say, one to three years) and, during those years, while Contributions are being made, the investment markets generally are in decline. Under these circumstances, it is possible that the performance of the Sub-Accounts you select may cause the Annuity Account Value to be less than the total amount of Contributions. If you have selected Death Benefit option 2, your Beneficiary would receive the greater amount, in this case, the sum of all Contributions (minus any cash you have withdrawn from the Contract and minus any Premium Tax). If you have selected Death Benefit option 1, your Beneficiary would receive the lesser amount, in this case, the Annuity Account Value (minus any Premium Tax).

We do not impose a charge for Death Benefit option 1. If you choose Death Benefit option 2, we impose a charge against your Annuity Account Value equal to 0.05% of the average daily value of the Sub-Accounts to which you have allocated Contributions. This charge is reflected in the Mortality and Expense Risk Charge.

The Death Benefit will become payable following our receipt of the Beneficiary's claim in good order. When an Owner or the Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until new allocation instructions are requested by the Beneficiary or until the Death Benefit is actually paid to the Beneficiary.

The amount of the Death Benefit will be determined as of the date we receive a Request for the payout of the Death Benefit. However, on the date a payout option is processed, the Annuity Account Value will be transferred to the Schwab Money Market Sub-Account unless the Beneficiary elects otherwise.

Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

o        payout in a single sum, or
o payout under any of the variable annuity options provided under this Contract.

In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

Beneficiary
You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant's death.

You may also select one or more Contingent Beneficiaries. You may change the Contingent Beneficiary before the Annuitant's death. If one or more primary Beneficiaries are alive within 30 days after the Annuitant's death, the Contingent Beneficiary cannot become the primary Beneficiary and any interest the Contingent Beneficiary may have in the Contract will cease.

A change of Beneficiary or Contingent Beneficiary will take effect as of the date the Request is processed by the Annuity Service Center, unless a certain date is specified by the Owner. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary or Contingent Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, or Contingent Beneficiary, as applicable, except as allowed by law.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid to the Contingent Beneficiary. If no Contingent Beneficiary has been designated, then the benefits will be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary or Contingent Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner's estate.

If the Beneficiary is not the Owner's surviving spouse, she/he may elect, not later than one year after the Owner's date of death, to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that:
o such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary and
o such distributions begin not later than one year after the Owner's date of death.

If an election is not received by Great-West from a non-spouse Beneficiary and substantially equal installments begin no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The Death Benefit will be determined as of the date the payouts begin.

If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the Death Benefit must be completely distributed within five years of the Owner's date of death.

Distribution of Death Benefit
Death of Annuitant Who is Not the Owner
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary unless there is a Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the date annuity payouts begin and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary according to and as rapidly as under the payout option which was in effect on the Annuitant's date of death.

If a corporation or other non-individual is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

--------------------------------------------------------------------------------
Contingent Annuitant
While the Annuitant is living, you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed at the Annuity Service Center, unless a certain date is specified by the Owner(s). Please note, you are not required to designate a Contingent Annuitant.
--------------------------------------------------------------------------------

Death of Owner Who Is Not the Annuitant
If the Owner dies before annuity payouts commence and there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Joint Owner may elect to take the Death Benefit or to continue the Contract in force.

If the Owner dies after annuity payouts commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner's date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

In all other cases, we will pay the Death Benefit to the Beneficiary even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

Death of Owner Who Is the Annuitant
If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner becomes the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death) and/or Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

--------------------------------------------------------------------------------
Charges and Deductions
No amounts will be deducted from your Contributions except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) are invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions for:

o        Premium Tax, if applicable,
o charges against your Annuity Account Value for our assumption of mortality and expense risks.

Mortality and Expense Risk Charge
We deduct a Mortality and Expense Risk Charge from your Annuity Account Value at the end of each valuation period to compensate us for bearing certain mortality and expense risks under the Contract. If you select Death Benefit option 1, this is a daily charge equal to an effective annual rate of 0.65%. We guarantee that this charge will never increase beyond 0.65%. If you select Death Benefit option 2, the Mortality and Expense Risk Charge is a daily charge equal to an effective annual rate of 0.70%. We guarantee that this charge will never increase beyond 0.70%.

The Mortality and Expense Risk Charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or a periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract. This means that you can be sure that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract.

The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

The Mortality and Expense Risk Charge is higher for Owners who have selected Death Benefit option 2 because we bear substantial risk in connection with that option. Specifically, we bear the risk that we may be required to pay an amount to your Beneficiary that is greater than your Annuity Account Value.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Expenses of the Portfolios
The value of the assets in the Sub-Accounts reflect the value of Portfolio shares and therefore the fees and expenses paid by each Portfolio. A complete description of the fees, expenses, and deductions from the Portfolios is included in this Prospectus under the Fee Table and Portfolio Annual Expenses on
Page   and   .

Premium Tax
We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable state law, we will deduct charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Commencement Date. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Other Taxes
Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently made for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

--------------------------------------------------------------------------------
Payout Options
During the Distribution Period, you can choose to receive payouts in three ways--through periodic withdrawals, variable annuity payouts or in a single, lump-sum payment.

You may change the Payout Commencement Date within 30 days prior to commencement of payouts.

--------------------------------------------------------------------------------
Periodic Withdrawals
You may request that all or part of the Annuity Account Value be applied to a periodic withdrawal option. The amount applied to a periodic withdrawal is the Annuity Account Value, less Premium Tax, if any.

In requesting periodic withdrawals, you must elect:
o The  withdrawal  frequency  of either 1-,  3-, 6- or  12-month  intervals
o A minimum  withdrawal  amount of at least $100
o The  calendar day of the month on which withdrawals will be made
o One of the periodic withdrawal payout options discussed below-- you may change the withdrawal option and/or the frequency once each calendar year.

Your withdrawals may be prorated across the Sub-Accounts in proportion to their assets. Or, they can be made from specific Sub-Account(s) until they are depleted. Then, we will automatically prorate the remaining withdrawals against any remaining Sub-Account assets unless you request otherwise.

While periodic withdrawals are being received:
o You may continue to exercise all contractual rights, except that no Contributions may be made.
o You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.
o  Charges  and fees  under the Contract continue to apply.

Periodic withdrawals will cease on the earlier of the date:
o The amount elected to be paid under the option selected has been reduced to zero.
o  The Annuity Account Value is zero.
o  You request that withdrawals stop.
o  You purchase an annuity payout option.
o  The Owner or the Annuitant dies.

If periodic withdrawals stop, you may resume making Contributions. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59 1/2.

--------------------------------------------------------------------------------
If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options: Income for a specified period (at least 36 months)--You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.

Income of a specified amount (at least 36 months)--You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary. Any other form of periodic withdrawal acceptable to Great-West which is for a period of at least 36 months.
--------------------------------------------------------------------------------

In accordance with the provisions outlined in this section, you may request a periodic withdrawal to remit fees paid to your Investment Manager or Financial Advisor. There may be income tax consequences to any periodic withdrawal made for this purpose. Please see "Cash Withdrawals" on Page .

Annuity Payouts
You can choose the date you'd like annuity payouts to start either when you purchase the Contract or at a later date. If you do not select a payout start date, payouts will begin on the Annuitant's 91st birthday. You can change your selection at any time up to 30 days before the annuity date you selected.

If you have not elected a payout option within 30 days of the Annuity Commencement Date, your Annuity Account Value will be paid out as a variable life annuity with a guarantee period of 20 years.

The amount to be paid out will be based on the Annuity Account Value, minus any Premium Tax, on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If your Annuity Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

--------------------------------------------------------------------------------
If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options:

Variable life annuity with guaranteed
period--This option provides for payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10, 15 or 20 years. Upon the death of the Annuitant, the Beneficiary will receive the remaining payouts at the same interval elected by the Owner.

Variable life annuity without guaranteed period--This option provides payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Since no minimum number of payouts is guaranteed, this option may offer the maximum level of payouts. It is possible that only one payout may be made if the Annuitant died before the date on which the second payout is due.
--------------------------------------------------------------------------------

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50. Once annuity payouts commence, you cannot make Contributions or take withdrawals, other than your annuity payouts.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout
The first payout under a variable annuity payout option will be based on the value of the amounts held in each Sub-Account you have selected on the first valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option.

For annuity options involving life income, the actual age and gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payouts until satisfactory proof is received. Since payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

If the age of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by us from the next payout or payouts. If payouts were too small, the difference with interest may be added by us to the next payout. This interest is at an annual effective rate which will not be less than the minimum rate allowed by law.

Variable Annuity Units
The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payout by its Annuity Unit value on the first valuation date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the First Payout
Payouts after the first will vary depending upon the investment performance of the Sub-Accounts. The subsequent amount paid from each Sub-Account is determined by multiplying (a) by (b) where (a) is the number of Sub-Account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the first valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account you have selected. We guarantee that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

Transfers After the Variable Annuity Commencement Date
Once annuity payouts have begun, Transfers may be made within the variable annuity payout option among the available Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

Other Restrictions
Once payouts start under the annuity payout option you select:
o        no changes can be made in the payout option,
o        no additional Contributions will be accepted under the Contract and
o no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government. State income tax withholding may also apply. Please see "Federal Tax Matters" below for details.

--------------------------------------------------------------------------------
Seek Tax Advice
The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution. A tax adviser should be consulted for further information.

--------------------------------------------------------------------------------
Federal Tax Matters
The following discussion is a general description of federal income tax considerations relating to the Contracts and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about these tax implications relating to the ownership or use of the Contract, you should consult a competent tax adviser before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased only on a non-tax qualified basis ("Non-Qualified Contract"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned.

--------------------------------------------------------------------------------
Because tax laws, rules and regulations are constantly changing, we do not make any guarantees about the Contract's tax status.
--------------------------------------------------------------------------------
Taxation of Annuities
Section 72 of the Code governs taxation of annuities. An owner who is a "natural person" will not generally be taxed on increases, if any, in the value of the Annuity Account Value until a distribution of all or part of the Annuity Account Value is made (for example, withdrawals or annuity payouts under the annuity payout option elected). Also, if you make an assignment, pledge, or agreement to assign or pledge all or any portion of the Annuity Account Value, that amount will be treated as a distribution to you under the Contract. The taxable portion of a distribution (in the form of a single sum payout or an annuity) is taxable as ordinary income.

If the Owner of a Contract is a non-natural person (for example, a corporation, partnership, limited liability company or trust), the Owner must generally include in income any increase in the excess of the Annuity Account Value over the "investment in the Contract" (discussed below) during each taxable year. This rule generally does not apply, however, where the non-natural person is only the nominal Owner of a Contract and the beneficial Owner is a natural person.

This rule also does not apply where:

o        The annuity Contract is acquired by the estate of a decedent.
o        The Contract is a qualified funding asset for a structured settlement.
o        The Contract is an immediate annuity.

The following discussion generally applies to a Contract owned by a natural person.

Withdrawals
Partial withdrawals, including periodic withdrawals that are not part of an annuity payout, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the Contract" at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the Contract."

Annuity Payouts
Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that represents the amount by which the Annuity Account Value exceeds the investment in the Contract will be taxed. After the investment in the Contract that is allocable to any taxable year is recovered, the full amount of any additional annuity payouts for that year is taxable.

Penalty Tax
There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:
o    Made on or after the date on which the  Owner  reaches  age 59 1/2.
o    Made as a result of death or disability of the Owner.
o Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax adviser.

Taxation of Death Benefit Proceeds
Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are included in the income of the recipient as follows:
o If distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above.
o If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.

Distribution at Death
In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules:
o If the Owner dies before the date annuity payouts start, the entire Annuity Account Value must generally be distributed within five years after the date of death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner's death. If the sole designated Beneficiary is the Owner's spouse, the Contract may be continued in the name of the spouse as Owner.
o If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

If the Owner is not an individual, then for purposes of the distribution at death rules, the primary Annuitant is considered the Owner. In addition, when the Owner is not an individual, a change in the primary Annuitant is treated as the death of the Owner. The rules described under Distribution of Death Benefit are designed to meet these requirements.

Diversification of Investments
Section 817(h) of the code requires that the investments of each Sub-Account of the Series Account be "adequately diversified" in accordance with certain Internal Revenue Service regulations. We believe that the Sub-Accounts will be adequately diversified.

Owner Control
In certain circumstances, the owner of a variable annuity contract may be considered, for federal income tax purposes, the owner of the assets of the variable account used to support the contract. In those circumstances, income and gains from the variable account assets would be includible in the contract owner's gross income. We do not know what standards will be established, if any, in the regulations or rulings which the Internal Revenue Service has stated it expects to issue on this question. We therefore reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro-rata share of the assets of the Series Account.

Transfers, Assignments or Exchanges
A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences that are not discussed in this Prospectus.

Multiple Contracts
All deferred, Non-Qualified Annuity Contracts that are issued by Great-West (or our affiliates) to the same Owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount.

Withholding
Annuity distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Section 1035 Exchanges
Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one insurance contract for another. Generally, contracts issued in an exchange for another annuity contract are treated as new for purposes of the penalty and distribution at death rules.

If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information with regard to the federal income tax status of the previous annuity contract.

--------------------------------------------------------------------------------
Assignments or Pledges
Generally, rights in the Contract may be assigned or pledged as collateral for loans at any time during the life of the Annuitant

If the Contract is assigned, the interest of the assignee has priority over your interest and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to the Annuity Service Center. All assignments are subject to any action taken or payout made by Great-West before the assignment was processed. We are not responsible for the validity or sufficiency of any assignment.

If any portion of the Annuity Account Value is assigned or pledged as collateral for a loan, it may be treated as a distribution. Please consult a competent tax adviser for further information.

--------------------------------------------------------------------------------
Performance Data
From time to time, we may advertise yields and average annual total returns for the Sub-Accounts. In addition, we may advertise the effective yield of the Schwab Money Market Sub-Account. These figures will be based on historical information and are not intended to indicate future performance.

Money Market Yield
The yield of the Schwab Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified 7-day period. It is calculated by assuming that the income generated for that seven-day period is generated each 7-day period over a period of 52 weeks and is shown as a percentage of the investment.

The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of the assumed reinvestment.

Average Annual Total Return
The following table shows the average annual total return of the various Sub-Accounts available under the Contract. Although the Contracts are new, certain of the Sub-Accounts available under the Contracts were created by us in the past to fund other of our insurance products and have been in existence for one or more years. For each of those Sub-Accounts, we calculate average annual total return from its inception date. We refer to average annual total return that is calculated from the inception date of a Sub-Account as "standardized performance."

In addition to standardized performance, we show "non-standardized performance." In the case of a Sub-Account that was in existence before we first began to offer the Contracts, non-standardized performance reflects average annual total return for periods prior to the Sub-Account's inception. This is possible in cases where the Portfolio in which the Sub-Account invests was created before the Sub-Account's inception date. Consequently, the Portfolio established a performance track record even before the Sub-Account was created.

In the case of a Sub-Account that was created at or about the same time we first offered the Contracts, there will be no standardized performance for us to show because the Sub-Account does not have a track record.

However, in these cases, we will show non-standardized performance if the Portfolio in which such a Sub-Account invests was in existence prior to the Sub-Account's inception date. When standardized performance becomes available for these Sub-Accounts, we will make that information available to you.

Both standardized performance and non-standardized performance reflect the deduction of all fees and charges under the Contract.

In the table on the following page we show average annual total return for each Sub-Account for one-, three-, five- and ten-year periods (or since inception, if less than ten years) ended December 31, 2000. Average annual total return quotations represent the average annual compounded rate of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding Premium Taxes, if any) as of the last day of each of the periods for which total return quotations are provided.

For additional information regarding yields and total returns calculated using the standard methodologies briefly described herein, please refer to the Statement of Additional Information.


                                                                                Performance Data
                                                     Standardized Performance Data
Sub-Account                                         1 year       Since      Inception
                                                               Inception     Date of
                                                                  of       Sub-Account
                                                              Sub-Account

Alger American Balanced
Alger American Growth                                                        11/1/96
Alliance VP Growth & Income
Alliance VP Growth
Alliance VP Real Estate Investment
American Century VP International                                            11/1/96
American Century Income and Growth
                                                            [To Be Completed by Amendment]
Berger IPT-Small Company Growth                                              5/1/97
Berger IPT-Growth & Income
Delaware Premium Small Cap Value Series
Deutsche Asset Management VIT EAFE(R)Equity Index                             5/3/99
Deutsche Asset Management VIT Small Cap Index                                5/3/99

Dreyfus Variable Investment Fund Small Cap
portfolio
Dreyfus Variable Investment Fund Growth and                                  5/3/99
Income

Federated International Equity II

INVESCO VIF-High Yield                                                       11/1/96
INVESCO VIF-Technology                                                       3/1/00

J.P. Morgan Small Company

Janus Aspen Worldwide Growth                                                 11/1/96
Janus Aspen Flexible Income                                                  5/3/99

Oppenheimer Global Securities

PBHG Large Company Growth

SAFECO RST Equity                                                            4/30/97

Schwab MarketTrack Growth II                                                 11/1/96
Schwab S&P 500                                                               11/1/96

Scudder Variable Life Investment Fund Capital                                5/3/99
Growth
Scudder Kemper Small Cap Growth

Strong Mid Cap Growth II
Strong Opportunity II



                                   Non-Standardized Performance Data
                                        1 Year       3 years     5 years       10 years       Since Inception   Inception Date
                                                                                               of Underlying     of Underlying
                                                                                                Portfolio         Portfolio
                                                                                             (if less than 10
                                                                                                years)

                                                                                                                   1/9/89



                                                                                                                   5/1/94


                                                                                                                   5/1/96


                                                                                                                   8/22/97
                                                                                                                   8/25/97

                                               [To Be Completed by Amendment]

                                                                                                                   5/2/94




                                                                                                                   5/27/94
                                                                                                                   5/21/97



                                                                                                                   9/13/93
                                                                                                                   9/13/93





                                                                                                                   4/3/87

                                                                                                                   11/1/96
                                                                                                                   11/1/96

                                                                                                                   7/16/85




Performance information and calculations for any Sub-Account are based only on the performance of a hypothetical Contract under which the Annuity Account Value is allocated to a Sub-Account during a particular time period. Performance information should be considered in light of the investment objectives and policies and characteristics of the Portfolios in which the Sub-Account invests and the market conditions during the given time period. It should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including:
o    the ranking of or asset  allocation/investment  strategy of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, Morningstar, Value Line, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications or other people who rank separate accounts or other investment products on overall performance or other criteria, and
o the effect of tax-deferred compounding on investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

We may from time to time also advertise cumulative (non-annualized) total returns, yield and standard total returns for the Sub-Accounts. In addition, we may advertise performance based on accumulation unit values that reflect the lower Mortality and Expense Risk Charge associated with Death Benefit option 1.

We may also advertise performance figures for the Sub-Accounts based on the performance of a Portfolio prior to the time the Series Account commenced operations.

For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

--------------------------------------------------------------------------------
Distribution of the Contracts
Charles Schwab & Co., Inc. (Schwab) is the principal underwriter and distributor of the Contracts. Schwab is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). Its principal offices are located at 101 Montgomery, San Francisco, California 94104, telephone 888-560-5938.

Certain administrative services are provided by Schwab to assist Great-West in processing the Contracts. These services are described in written agreements between Schwab and Great-West. Great-West has agreed to indemnify Schwab (and its agents, employees, and controlling persons) for certain damages arising out of the sale of the Contracts, including those arising under the securities laws.

--------------------------------------------------------------------------------
Voting Rights
In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity  having a voting  interest in a  Sub-Account  will receive
proxy  material,   reports  and  other  material  relating  to  the  appropriate
Portfolio.

Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Contract Owners have no voting rights in Great-West.

--------------------------------------------------------------------------------
Rights Reserved by Great-West
We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:
o To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.
o To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts; or to add, combine or remove Sub-Accounts of the Series Account.
o To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law.
o To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.
o To change the time or time of day at which a valuation date is deemed to have ended.
o To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.
--------------------------------------------------------------------------------
Legal Proceedings
Currently, the Series Account is not a party to, and its assets are not subject to any material legal proceedings. And, Great-West is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which Great-West is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions or prospects of Great-West.
--------------------------------------------------------------------------------
Legal Matters
Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt Boros Cicchetti Berenson & Johnson LLP.
--------------------------------------------------------------------------------
Experts
The consolidated financial statements of Great-West Life & Annuity Insurance Company for the year ended December 31, , and the financial statements of the Series Account for the year ended December 31, , included in the Statement of Additional Information [TO BE FILED BY AMENDMENT], have been audited by [name of auditor] independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
Available Information
You may request a free copy of the Statement of Additional Information. Please direct any oral, written or electronic request for such documents to:

Annuity Service Center
P. O. Box  7666
San Francisco, California  94120-7666
1-888-560-5938
http/www.schwab.com

The SEC maintains an Internet web site (http://www.sec.gov) that contains the Statement of Additional Information and other information filed electronically by Great-West concerning the Contract and the Series Account.

You also can review and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The Statement of Additional Information contains more specific information relating to the Series Account and Great-West, such as:

o        general information

o information about Great-West Life & Annuity Insurance Company and the Variable Annuity-1 Series Account

o        the calculation of annuity payouts

o        postponement of payouts

o        services

o        withholding

o        calculation of performance data.

--------------------------------------------------------------------------------
Appendix A--Net Investment Factor
The Net Investment  Factor is determined by dividing (a) by (b), and subtracting
(c) from the result where:

(a) is the net result of:
1) the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus

2) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the "ex-dividend" date occurs during the current Valuation Period, minus or plus

3) a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account, and

(b) is the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding Valuation Period, and

(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis. Such amount is equal to 0.65% if you have selected Death Benefit option 1 or 0.70% if you have selected Death Benefit option 2.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit Value may increase, decrease or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflect the investment performance of the Portfolio as well as the payment of Portfolio expenses.

                        VARIABLE ANNUITY-1 SERIES ACCOUNT



                            Flexible Premium Variable
                                Annuity Contracts


                                    issued by


                   Great-West Life & Annuity Insurance Company
                              8515 E. Orchard Road
                        Greenwood Village, Colorado 80111
                  Telephone:        (800) 468-8661 (Outside Colorado)
                            (800) 547-4957 (Colorado)





                       STATEMENT OF ADDITIONAL INFORMATION





         This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus, dated , 2001, which is available without charge by contacting the Annuity Service Center, P.O. Box 7666, San Francisco, California 94120-7666 , www.schwab.com or at 1-888-560-5938.

                                     , 2001

                                TABLE OF CONTENTS


                                                                 Page

GENERAL INFORMATION...............................................B-3
GREAT-WEST LIFE & ANNUITY
  AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT.......................B-3
CALCULATION OF ANNUITY PAYMENTS...................................B-3
POSTPONEMENT OF PAYMENTS..........................................B-4
SERVICES..........................................................B-4
         - Safekeeping of Series Account Assets...................B-4
         - Experts................................................B-4
         - Principal Underwriter..................................B-5
WITHHOLDING.......................................................B-5
CALCULATION OF PERFORMANCE DATA...................................B-6
FINANCIAL STATEMENTS..............................................B-7

                               GENERAL INFORMATION

     In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                    AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

     Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, U.S. Virgin Islands, Guam, the District of Columbia and all states except New York. The Company is an indirect wholly-owned subsidiary of The Great-West Life Assurance Company, a stock life insurance company incorporated under the laws of Canada. The Great-West Life Assurance Company is in turn owned 100% by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 81.1% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

     The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account

     Best's Insurance Reports has assigned the Company its highest financial strength and operating performance rating of A++. Fitch, Inc. has assigned the Company their highest claims paying ability rating of AAA. Standard & Poor's Corporation has assigned the Company its second highest rating of AA+ for claims paying ability. Moody's Investors Service has assigned the Company an insurance and financial strength rating of Aa2.

                         CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Options

     The Company converts the Accumulation Units for each of Sub-Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Payment Commencement Date. The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payment by the Annuity Unit Value on the first Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Sub-Account remains fixed during the annuity payment period.

     The first payment under a variable annuity payment option will be based on the value of each Sub-Account on the first Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option. Payments after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the first Valuation Date preceding the date the annuity payment is due. The total amount of each Variable Annuity Payment will be the sum of the Variable Annuity Payments for each Sub-Account.

                            POSTPONEMENT OF PAYMENTS

     With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Schwab Insurance & Annuity Service Center. However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred (1) for any period (A) during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or (B) trading on the New York Stock Exchange is restricted, (2) for any period during which an emergency exists as a result of which (A) disposal by the Series Account of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for the Series Account to determine the value of its net assets, or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of securityholders of the Series Account.

                                    SERVICES

         A.       Safekeeping of Series Account Assets

     The assets of Variable Annuity-1 Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of GWL&A. GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-West Life Assurance Company in the amount of $50 million (Canadian), which covers all officers and employees of GWL&A.

         B.       Experts

     The accounting firm of performs  certain  accounting and auditing  services
for  GWL&A  and  the  Series  Account.   The  principal   business   address  of
______________ is -------------------------------------------------------.

     The consolidated financial statements of GWL&A at December 31, [TO BE FILED BY AMENDMENT], incorporated by reference into the prospectus and included in this Statement of Additional Information and the financial statements of Variable Annuity-1 Series Account for the years ended December 31, [TO BE FILED BY AMENDMENT] included in this Statement of Additional Information have been audited by , independent auditors, as set forth in their reports appearing therein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         C.       Principal Underwriter

     The offering of the Contracts is made on a continuous basis by Charles Schwab & Co., Inc. ("Schwab"). Schwab is a California corporation and is a member of the National Association of Securities Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

                                   WITHHOLDING

     Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

     Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

                         CALCULATION OF PERFORMANCE DATA

A. Yield and Effective Yield Quotations for the Money Market Sub-Account The yield quotation for the Money Market Sub-Account will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting the highest level of charges deducted under the Contract, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

     The effective yield quotation for the Money Market Sub-Account will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting the highest level of charges deducted under the Contract, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               EFFECTIVE YIELD = [(BASE PERIOD RETURN +1)365/7]-1.

     For purposes of the yield and effective yield computations, the hypothetical charge reflects the highest level of all charges that are deducted from Annuity Account Value in proportion to the length of the base period, and for fees that vary with the size of the account, if any, the account size is assumed to be the Money Market Sub-Account's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" in the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Sub-Account and the Fund are excluded from the calculation of yield.


B.       Total Return and Yield Quotations for All Sub-Accounts
         (Other than Money Market)

     The standardized total return quotations for all Sub-Accounts, other than the Money Market, will be average annual total return quotations for one-, five- and ten-year periods (or the life of the Sub-Account, if shorter). The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                  P(1+T)n = ERV

      Where:            P =      a hypothetical initial payment of $1,000
                        T =      average annual total return
                        N =      number of years
                        ERV =    ending redeemable  value  of  a hypothetical
                                 $1,000 payment made at the beginning of the particular period at the end of the particular period

     For purposes of the standardized average annual total return quotations for these Sub-Accounts, the calculations take into effect the highest level of all fees that are charged to Annuity Account Value, and for fees that vary with the size of the account, if any, the account size is assumed to be the respective Sub-Accounts' mean account size. The calculations also assume a complete redemption as of the end of the particular period.

     The yield quotations for these Sub-Accounts will be based on a thirty-day period, and will be computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                          YIELD = 2[((a-b)/cd +1)6 -1]

      Where:            a =      net investment income earned during the period by the  corresponding  portfolio of the Fund attributable to shares owned by the Sub-Account.
                        b =      expenses accrued for the period (net of reimbursements).
                        c =      the average daily number of Accumulation Units outstanding during the period.
                        d =      the maximum offering price per Accumulation Unit on the last day of the period.


For purposes of the yield quotations for these Sub-Accounts, the calculations take into effect the highest level of all fees that are charged to Annuity Account Value, and for fees that vary with the size of the account, if any, the account size is assumed to be the respective Sub-Accounts' mean account size.

                              FINANCIAL STATEMENTS

         The consolidated financial statements of GWL&A incorporated by reference into the prospectus should be considered only as bearing upon GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                                       AND
                        VARIABLE ANNUITY-1 SERIES ACCOUNT

                              Financial Statements


                           [TO BE FILED BY AMENDMENT]

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)      Financial Statement:  To be filed by pre-effective amendment.

(b)      Exhibits

          (1) Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant is incorporated by reference to the initial Registration Statement filed by Depositor on Form N-4 on February 22, 1996, Registration No. 333-01153.

         (2)      Not applicable.

         (3) Copy of distribution contract between Depositor and Principal Underwriter to be filed by amendment.

         (4) (a) Copy of the form of the individual variable annuity contract is filed herewith as Exhibit 4(a).

                  (b) Copy of the form of the group variable annuity contract to be filed by pre-effective amendment.

         (5) Copy of the form of application to be used with the variable annuity contract is filed herewith as Exhibit 5.

         (6) Copy of Articles of Incorporation and Bylaws of Depositor are incorporated by reference to Amendment No. 2 to the Registration Statement filed by Depositor on Form N-4 on October 29, 1996, Registration No. 333-01153.

         (7)      Not applicable.

         (8) Copies of participation agreements with underlying funds to be filed by amendment.

         (9) Opinion of counsel and consent of Beverly A. Byrne, Vice President, Counsel and Associate Secretary is attached hereto as Exhibit 9.

         (10) (a) Written Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP to be filed by amendment.

                  (b) Written Consent of independent auditors to be filed by amendment.

         (11)     Not Applicable.

         (12)     Not Applicable.

         (13)     Schedule  for  computation  of  each   performance   quotation
                  provided in response to Item 21 to be filed by pre-effective amendment.

         (14) (a) Powers of attorney for R. Gratton, J. Balog, J.W. Burns, O.T. Dackow, P. Desmarais, Jr., W. Mackness, J.E.A. Nickerson, P.M. Pitfield, M. Plessis-Belair and B. Walsh are incorporated by reference to the initial Registration Statement filed by Depositor on Form N-4 on February 22, 1996, Registration No. 333-01153.

                  (b) Power of attorney for K.P. Kavanagh is incorporated by reference to Pre-effective amendment no. 1 to the Registration Statement filed by Depositor on Form N-4 on August 6, 1996, Registration No. 333-01153.

Item 25. Directors and Officers of the Depositor

                                                                                        Position and Offices
Name                                Principal Business Address                          with Depositor

James Balog                         2205 North Southwinds Boulevard                     Director
                                    Vero Beach, Florida  32963

James W. Burns, O.C.                        (4)                                         Director

Orest T. Dackow                             (3)                                         Director

Andre Desmarais                             (4)                                         Director

Paul Desmarais, Jr.                         (4)                                         Director

Robert Gratton                              (5)                                         Chairman


Kevin P. Kavanagh                           (1)                                         Director

William Mackness                    61 Waterloo Street                                  Director
                                    Winnipeg, Manitoba R3N 0S3


William T. McCallum                         (3)                                         Director, President and
                                                                                        Chief Executive Officer

Jerry E.A. Nickerson                H.B. Nickerson & Sons Limited                       Director
                                    P.O. Box 130
                                    265 Commercial Street
                                    North Sydney, Nova Scotia  B2A 3M2

P. Michael Pitfield, P.C., Q.C.             (4)                                         Director

Michel Plessis-Belair, F.C.A.               (4)                                         Director

Brian E. Walsh                      Veritas Capital Management, LLC                     Director
                                    115 East Putnam Avenue
                                    Greenwich, Connecticut  06830


Michael R. Bracco                           (2)                                         Senior Vice-President,
                                                                                        Employee Benefits

John A. Brown                               (3)                                         Senior Vice-President,
                                                                                        Sales, Healthcare Markets

Donna A. Goldin                             (2)                                         Executive Vice-President
                                                                                        and Chief Operating
                                                                                        Officer, One Corporation

Mitchell T.G. Graye                         (3)                                         Executive Vice-President,
Chief  Financial Officer



Mark S. Hollen                              (3)                                         Senior Vice-President,
                                                                                        FASCorp

John T. Hughes                              (3)                                         Senior Vice-President,
                                                                                        Chief Investment Officer

D. Craig Lennox                             (6)                                         Senior Vice-President,
                                                                                        General  Counsel and
                                                                                        Secretary

Steven H. Miller                            (2)                                         Senior Vice President,
                                                                                        Employee Benefits, Sales

James D. Motz                               (2)                                         Executive Vice-President,
                                                                                        Employee Benefits

Charles P. Nelson                           (3)                                         Senior Vice-President,
                                                                                        Public Non-Profit Markets

Martin L. Rosenbaum                         (2)                                         Senior Vice-President,
                                                                                        Employee Benefits

Gregory E. Seller                           (3)                                         Senior Vice-President,
                                                                                        Government Markets

Robert K. Shaw                              (3)                                         Senior Vice-President,
                                                                                        Individual Markets

George D. Webb                              (3)                                         Senior Vice-President,
                                                                                        Financial Services

Douglas L. Wooden                           (3)                                         Executive Vice-President,
                                                                                        Financial Services
(1)      100 Osborne Street North, Winnipeg, Manitoba, Canada  R3C 3A5.
(2)      8505 East Orchard Road, Greenwood Village, Colorado  80111.
(3)      8515 East Orchard Road, Greenwood Village, Colorado  80111.
(4)      Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada  H2Y 2J3.
(5)      Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada  H2Y 2J3.
(6)      8525 East Orchard Road, Greenwood Village, Colorado  80111



Item 26.          Persons controlled by or under common control with the Depositor or Registrant

Power Corporation of Canada
         100% - 2795957 Canada Inc.
                            100% - 171263 Canada Inc.
                                    67.5% - Power Financial  Corporation 81.1% -
                                        Great-West Lifeco Inc.
                                                100% - The Great-West Life Assurance Company
                                                        100% - GWL&A Financial (Nova Scotia) Co.
                                                             100% GWL&A Financial, Inc.
                                                                  100% - Great-West Life & Annuity Insurance Capital I
                                                                  100% - Great-West Life & Annuity Insurance Company
                                                                       100% - Alta Health & Life Insurance Company
                                                                                100% - Alta Agency, Inc.
                                                                       100% - First  Great-West  Life &  Annuity  Insurance Company
                                                                       100% - GW Capital Manatgement, LLC
                                                                                100% - Orchard Capital Management, LLC
                                                                                100% - Greenwood Investments, Inc.
                                                                       100% - Financial Administrative Services Corporation
                                                                       100% - One Corporation
                                                                                100% - One Health Plan of Illinois, Inc.
                                                                                100% - One Health Plan of Texas, Inc.
                                                                                100% - One Health Plan of California, Inc.
                                                                                100% - One Health Plan of Colorado, Inc.
                                                                                100% - One Health Plan of Georgia, Inc.
                                                                                100% - One Health  Plan of North  Carolina, Inc.
                                                                                100% - One Health Plan of Washington, Inc.
                                                                                100% - One Health Plan of Ohio, Inc.
                                                                                100% - One Health Plan of Tennessee, Inc.
                                                                                100% - One Health Plan of Oregon, Inc.
                                                                                100% - One Health Plan of Florida, Inc.
                                                                                100% - One Health Plan of Indiana, Inc.
                                                                                100% - One Health  Plan of  Massachusetts, Inc.
                                                                                100%  -One Health  Plan, Inc. (Vermont)
                                                                                100% - One Health Plan of Alaska, Inc.
                                                                                100% - One Health Plan of Arizona, Inc.
                                                                                100% - One of Arizona, Inc.
                                                                                100% - One Health Plan of Maine, Inc.
                                                                                100% - One Health Plan of Nevada, Inc.
                                                                                100% - One Health  Plan of New  Hampshire, Inc.
                                                                                100% - One Health Plan of New Jersey, Inc.
                                                                                100% - One Health  Plan of South  Carolina, Inc.
                                                                                100% - One Health Plan of Wisconsin, Inc.
                                                                                100% - One Health Plan of Wyoming, Inc.
                                                                                100% - One Orchard Equities, Inc.
                                                                       100% - Great-West Benefit Services, Inc.
                                                                       100% - BenefitsCorp, Inc.
                                                                                100% - BenefitsCorp Equities, Inc.
                                                                       100% - Advised Assets Group, Inc.
                                                                       100% - Greenwood Property Corporation
                                                                        93% - Maxim Series Fund, Inc.*
                                                                       100% - GWL Properties Inc.
                                                                                100% - Great-West Realty Investments, Inc.
                                                                        50% - Westkin Properties Ltd.
                                                                        93%**- Orchard Series Fund
                                                                       100% - Orchard Trust Company
                                                                       100% - Advised Assets Group, Inc.
                                                                       100% - National Plan Coordinators of Delaware, Inc.
                                                                                100% - NPC Securities, Inc.
                                                                                100% - Deferred Comp of Michigan, Inc.
                                                                                100% -National Plan Coordinators of Washington, Inc.
                                                                                100% - National Plan Coordinators of Ohio, Inc.
                                                                                100% - Renco, Inc.
                                                                                100% - P.C. Enrollment Services & Insurance
                                                                                       Brokerage, Inc.

* 7% New England Life Insurance Company
** 7% New England Life Insurance Company

Item 27. Number of Contractowners

         As of the date this Registration Statement was filed, there were no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses. As of October 31, 2000, the number of owners of these other contracts was 9,989.

Item 28. Indemnification

         Provisions exist under the Colorado Business Corporation Act and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

                        Colorado Business Corporation Act

    Article 109 - INDEMNIFICATION

    Section 7-109-101.  Definitions.

             As used in this Article:

             (1) "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

             (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign corporation or other person or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if his or her duties to the corporation also impose duties on or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

             (3)      "Expenses" includes counsel fees.

             (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

             (5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in
             Section 7-109-107, means the office in the corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

             (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

             (7)  "Proceeding"  means  any  threatened,  pending,  or  completed
             action,   suit,   or   proceeding,    whether   civil,    criminal,
             administrative, or investigative and whether formal or informal.

             Section 7-109-102.  Authority to indemnify directors.

             (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in any proceeding if:

                      (a) The person conducted himself or herself in good faith;

                      (b)     The person reasonably believed:

                              (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; or

                              (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

                      (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

             (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection
             (1) of this section.

             (3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

             (4)  A corporation may not indemnify a director under this section:

                      (a)     In connection with a proceeding by or in the right
                              of the  corporation  in  which  the   director was
                              adjudged liable to the corporation; or

                      (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

             (5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

    Section 7-109-103.  Mandatory Indemnification of Directors.

                      Unless  limited  by  the  articles  of  incorporation,   a
             corporation shall be required to indemnify a person who is or was a director of the corporation and who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding.

    Section 7-109-104.  Advance of Expenses to Directors.

             (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

                      (a) The director furnishes the corporation a written affirmation of his good-faith belief that he has met the standard of conduct described in Section 7-109-102;

                      (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

                      (c) A  determination  is made that the facts then known to
                      those   making  the   determination   would  not  preclude
                      indemnification under this article.

             (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

             (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

    Section 7-109-105.  Court-Ordered Indemnification of Directors.

             (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

                      (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

                      (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in
                      Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

    Section 7-109-106.  Determination and Authorization of Indemnification of
                        Directors.

             (1) A  corporation  may not  indemnify  a  director  under  Section
             7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

             (2)      The determinations required to be made under subsection
                      (1) of this section shall be made:

                      (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

                      (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

             (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

                      (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

                      (b)     By the shareholders.

             (4) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible; except that, if the determination that indemnification is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

    Section 7-109-107.  Indemnification of Officers, Employees, Fiduciaries, and
                        Agents.

             (1)     Unless otherwise provided in the articles of incorporation:

                      (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

                      (b) A  corporation  may  indemnify  and  advance  expenses
                      to  an  officer,   employee,  fiduciary, or  agent  of the
                      corporation to the same extent as a director; and

                      (c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

    Section 7-109-108.  Insurance.

                      A  corporation  may  purchase  and  maintain  insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign corporation or other person or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

    Section 7-109-109.  Limitation of Indemnification of Directors.

             (1) A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

             (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

    Section 7-109-110.  Notice to Shareholders of Indemnification of Director.

                      If a  corporation  indemnifies  or advances  expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

                                 Bylaws of GWL&A

             Article II, Section 11.  Indemnification of Directors.

                      The Company may, by  resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of the Company or any member or officer of any committee, and his heirs, executors and administrators, from and against all claims, liabilities, costs, charges and expenses whatsoever that any such director, officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him in or about the execution of his duties of his office or employment with the Company, in or about the execution of his duties as a director or officer of another company which he so serves at the request and on behalf of the Company, or in or about the execution of his duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he sustains or incurs, in or about or in relation to any such duties or the affairs of the Company, the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by his own wilful neglect or default. The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of any subsidiary corporation of the Company on the same basis, and within the same constraints as, described in the preceding sentence.


Item 29.     Principal Underwriter

     (a) Charles Schwab & Co., Inc. ("Schwab") is the distributor of securities of the Registrant. Schwab also serves as distributor or principal underwriter for the First Great-West Life & Annuity Insurance Company Variable Annuity-1 Series Account, The Charles Schwab Family of Funds, Schwab Capital Trust, Schwab Annuity Portfolios, Schwab Investments, and Excelsior Venture Partners III LLC.

     (b) Directors and Officers of Schwab


Name                          Principal Business Address         Position and Offices with Underwriter

Charles R. Schwab                       (1)                       Chairman, Director

David S. Pottruck                       (1)                       President, Chief Executive Officer, Director

Linnet F. Deily                         (1)                       Vice Chairman - Office of the President

Steven L. Scheid                        (1)                       Vice Chairman and President - Schwab Retail
                                                                  Group, Director

Lon Gorman                              (1)                       Vice Chairman and Enterprise President - Capital
                                                                  Markets and Trading

John P. Coghlan                         (1)                       Vice Chairman and Enterprise President - Retirement
                                                                  Plan Services and Services for Investment Managers

Dawn G. Lepore                          (1)                       Vice Chairman, Executive Vice President and Chief
                                                                  Information Officer

Wayne W. Fieldsa                        (1)                       Enterprise President - Brokerage Operations

Gideon Sasson                           (1)                       Enterprise President - Brokerage Operations

Karen W.  Chang                         (1)                       Enterprise President - General Investor Services

Susanne D. Lyons                        (1)                       Enterprise President - Retail Investor Specialized
                                                                  Services

Carrie Dwyer                            (1)                       Executive Vice President - Corporate
                                                                  Oversight and Corporate Secretary

Parkash P. Ahuja                        (1)                       Executive Vice President - Corporate Services

Geoffrey Penney                         (1)                       Executive Vice President - Financial Products and
                                                                  International Technology

Bryce R. Lensing                        (1)                       Executive Vice President - Global Risk Management

Michael S. Knight                       (1)                       Executive Vice President - Head of Branches

George Rich                             (1)                       Executive Vice President - Human Resources

John P. McGonigle                       (1)                       Executive Vice President - Mutual Funds

James M. Hackley                        (1)                       Executive Vice President - Retail Client Services

Maurisa Sommerfield                     (1)                       Executive Vice President - Retail Client Services

Walter Bettinger, II                    (1)                       Executive Vice President - Retirement Plan Services

Jeremiah H. Chafkin                     (1)                       Executive Vice President - SchwabFunds


Frederick E. Matteson                   (1)                       Executive Vice President - Schwab Technology
                                                                  Services

Elizabeth Sawi                          (1)                       Executive Vice President and Chief Administrative
                                                                  Officer

Christopher V. Dodds                    (1)                       Executive Vice President and Chief Financial Officer

Daniel O. Leemon                        (1)                       Executive Vice President and Chief Strategy Officer

Robert H. Rosseau                       (1)                       Executive Vice President and Enterprise President -
                                                                  International

Jeffrey Lyons                           (1)                       Executive Vice President, Mutual Funds Relations,
                                                                  Operations and Marketing

William M. Thomas                       (1)                       Senior Vice President - Fund Administration

Ron Carter                              (1)                       Senior Vice President - Mutual Fund Operations

Colleen M. Hummer                       (1)                       Senior Vice President - Mutual Funds Operations

Michelle M. Swenson                     (1)                       Senior Vice President - Mutual Funds Marketing and
                                                                  Development

Daniel J. Keller                        (1)                       Senior Vice President - Mutual Funds Technology

Willie C. Bogan                         (1)                       Vice President and Assistant Corporate Secretary

R. Scott McMillen                       (1)                       Vice President and Assistant Corporate Secretary

Jane E. Fry                             (1)                       Assistant Corporate Secretary

--------------------------------------

(1) 101 Montgomery, San Francisco, California  94104.


             (c) Commissions and other compensation received by Principal Underwriter during registrant's last fiscal year:

                          Net
Name of               Underwriting              Compensation
Principal             Discounts and                  on                     Brokerage
Underwriter            Commissions               Redemption              Commissions        Compensation

Schwab                      -0-                               -0-                      -0-                -0-



Item 30.     Location of Accounts and Records

             All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111 and through AnnuityNet, Inc., 108-G South Street, Leesburg, Virginia 20175.

Item 31.     Management Services

             Not Applicable.

Item 32.     Undertakings

     (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c)   Registrant   undertakes   to  deliver  any  Statement  of  Additional
Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) GWL&A represents the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by GWL&A.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 28th day of December, 2000.

                                                     VARIABLE ANNUITY-1 SERIES ACCOUNT
                                  (Registrant)


                                                     By:      /s/ W.T. McCallum
                                                              William T. McCallum, President
                                                              and Chief Executive Officer of
                                                              Great-West Life & Annuity
                                                               Insurance Company


                                                     GREAT-WEST LIFE & ANNUITY
                                                     INSURANCE COMPANY
                                   (Depositor)


                                                     By:      /s/ W.T. McCallum
                                                              William T. McCallum, President
                                                              and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life
& Annuity Insurance Company and on the dates indicated:

Signature and Title                                                             Date


 /s/ R. Gratton                             *                                   12/28/00
Director and Chairman of the Board,
Robert Gratton


/s/ W.T. McCallum                                                               12/28/00
Director, President and Chief Executive
Officer, William T. McCallum


 /s/ M.T.G. Graye                                                               12/28/00
Executive Vice President and Chief
Financial Officer, Mitchell T.G. Graye


/s/ J. Balog                                *                                   12/28/00
Director, James Balog


/s/ J.W. Burns                              *                                   12/28/00
Director, James W. Burns





Signature and Title                                                             Date



/s/ O.T. Dackow                             *                                   12/28/00
Director, Orest T. Dackow



Director, Andre Desmarais


/s/ P. Desmarais, Jr.                       *                                   12/28/00
Director, Paul Desmarais, Jr.


/s/ K.P. Kavanagh                           *                                   12/28/00
Director, Kevin P. Kavanagh


/s/ W. Mackness                             *                                   12/28/00
Director, William Mackness


/s/ J.E.A. Nickerson                        *                                   12/28/00
Director, Jerry E.A. Nickerson


/s/ P.M. Pitfield                           *                                   12/28/00
Director, P. Michael Pitfield


/s/ M. Plessis-Belair                       *                                   12/28/00
Director, Michel Plessis-Belair


/s/ B.E. Walsh                              *                                   12/28/00
Director, Brian E. Walsh



*By:      /s/ D.C. Lennox                                                       12/28/00
         D. C. Lennox

Attorney-in-fact pursuant to Powers of Attorney incorporated by reference.